Drinker Biddle & Reath LLP
                                One Logan Square
                             18th and Cherry Streets
                             Philadelphia, PA 19103
                            Telephone: (215) 988-2700
                               Fax: (215) 988-2757
                              www.drinkerbiddle.com

September 28, 2009

VIA EDGAR TRANSMISSION

Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

          Re: Allegiant Advantage Fund ("Registrant")
              REGISTRATION NOS. 33-65690/811-07850

Ladies and Gentlemen:

     Please accept for filing Post-Effective Amendment No. 29 (the "Amendment") to Registrant's Registration Statement on Form N-1A under the Securities Act of 1933, as amended (the "1933 Act"), and under the Investment Company Act of 1940, as amended.

     The Registrant filed a Post-Effective Amendment ("PEA No. 28") pursuant to paragraph (a)(2) of Rule 485 under the 1933 Act on July 15, 2009, which included two new portfolios, the Institutional Government Money Market Fund and the Institutional Treasury Money Market Fund, and a new class, the Service Shares. The Amendment is being filed pursuant to paragraph (b) of Rule 485 under the 1933 Act in order to: (i) incorporate the Registrant's audited financial statements for the fiscal year ended May 31, 2009; (ii) update certain financial information, including all expense summaries; (iii) provide performance information for the period ended May 31, 2009 in the prospectuses and statement of additional information; (iv) respond to staff's comments on PEA No. 28; and
(v) make certain other non-material changes. The Amendment does not contain disclosure or other material changes that would render it ineligible to become effective on October 1, 2009 under Rule 485(b).

     As requested in the staff's generic comment letter dated February 25, 1994, we note for your information that shares of the Registrant are marketed in part through banks.

     Questions and comments concerning the Amendment may be directed to the undersigned at (215) 988-2867.

                                        Very truly yours,


                                        /s/ Michelle M. Lombardo
                                        ----------------------------------------
                                        Michelle M. Lombardo

Enclosures